

September 29, 2010

By Facsimile ((202) 857-6395) and U.S. Mail

Jeffrey E. Jordan, Esq.
Arent Fox LLP
1050 Connecticut Avenue
Washington, DC 20036

      Re: **Washington Real Estate Investment Trust**
              Schedule TO-I
              Filed September 23, 2010
              File No. 005-78081

Dear Mr. Jordan:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I
Item 5. Past Contacts, Transactions, Negotiations and Agreements

1.   Please provide the disclosure in this Item and in Item 10(a)(3) and (4) in the document delivered to security holders.

Item 10. Financial Statements

2.   We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Item 13. Information Required by Schedule 13E-3

3.   Please provide us your legal analysis supporting your conclusion that Rule 13e-3 is not applicable to this tender offer.

Offer to Purchase

Incorporation of Documents by Reference, page iv

4.   We note that you attempt to incorporate by reference into the Offering Circular all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Forward-Looking Statements, page 5

5.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Conditions of the Tender Offer, page 7

6.   We note that your offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard.

7.   We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to any such condition, including any action or inaction by us" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure.

8.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered

condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

9.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

10.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Withdrawal of Tenders, page 13

11.   Please revise your disclosure to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Exhibit (a)(3)

12.   Your disclaimer at the end of the press release (which appears to mistakenly refer to an earnings press release and presentation) defines forward-looking statements to be within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Jeffrey E. Jordan, Esq.
Arent Fox LLP
September 29, 2010
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions